GROUP FINANCE & CONTROL

Hans van Barneveld

Group Controller

Department
F&C/Fin Acc & Reporting

P.O. Box 1800, 1000 BV Amsterdam	Location
IH 05.168

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Subject ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-14642)

Date
June 20, 2013

Dear Mr. Rosenberg,

We are writing on behalf of ING Groep N.V. (the “Company”) in response to the comments contained in the May 8, 2013 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to our Form 20-F for the fiscal year ended December 31, 2012 filed on March 22, 2013 (the “2012 Form 20-F”).

We appreciate the Staff’s careful review of our 2012 Form 20-F. We have attempted to carefully and thoroughly consider the Staff’s comments. In our response, we have agreed to change or supplement the disclosure in our future filings, including the Form 20-F for the fiscal year ending December 31, 2013 (the “2013 Form 20-F”). We are doing so in the spirit of cooperation and not because we believe our prior filing is materially deficient or inaccurate.

For your convenience, we have restated your comments in full in bold type. Our response is designated with the letter “R”.

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comment as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Amstelveenseweg 500, Amsterdam T (020) 541 85 10 F (020) 541 85 00 E hans.van.barneveld@ing.com	www.ing.com ING Bank N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam

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Please do not hesitate to call me at (011) 31-20-541-5424 or William D. Torchiana of Sullivan & Cromwell LLP at (011) 33-1-7304-5890 with any questions or comments concerning this response.

Very truly yours,

/s/ J.H. van Barneveld

J.H. van Barneveld

cc:	Sasha Parikh
Mark Brunhofer
Amy Reischauer
Bryan Pitko
(Securities and Exchange Commission)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

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General

1.	We note your disclosure that you entered into an amended Restructuring Plan in November 2012 with the Dutch State and the European Commission. Although your Form 6-K filed November 19, 2012 discusses your entry into the amended Restructuring Plan, you did not file the amended Restructuring Plan as an exhibit to Form 6-K or incorporate it by reference into your Form 20-F. As we continue to believe that the Restructuring Plan represents a type of material agreement that should be filed as an exhibit under Instruction 4 to the Instructions to Exhibits for Form 20-F, an agreement reflecting significant amendments to the Restructured Plan would also be material. Please promptly file a copy of the amended Restructuring Plan and confirm that you will incorporate by reference the amended Restructuring Plan and amendments thereto into your next Form 20-F. Please note that you may request confidential treatment for any portions of the amended Restructuring Plan that you believe are not material to investors, but that may cause you competitive harm if disclosed.

R:     Certain undertakings of the Company set forth in the Restructuring Plan dated October 21, 2009, a redacted version of which was filed on a confidential basis on Form 6-K on November 4, 2011, have been modified in accordance with Annex I (Catalogue of Commitments) and Annex II (The Principles Applied to Internal Wind Down Units in the Insurance Sector) submitted to the European Commission and attached as annexes to the decision of the European Commission dated November 16, 2012 (the “Decision”). A public, redacted version of the Decision, together with its annexes, is available at http://ec.europa.eu/competition/elojade/isef/case_details.cfm?proc_code=3_SA_29832 and the revised undertakings of the Company pursuant to Annex I thereof were extensively described in the Company’s Form 6-K filed on November 19, 2012. There has not been any further revised or amended version of the document comprising the Restructuring Plan since October 21, 2009, and the amendment of certain provisions therein was effected solely through the submission of such annexes with the European Commission. The Company agrees to file a redacted version of Annex I and Annex II to the Decision as part of a future Form 6-K filing, which will be incorporated by reference into the Company’s next Form 20-F.

Operating and financial review and prospects

Factors Affecting Results of Operations, page 67

2.	You discuss the impact of market volatility and prevailing low interest rates in your disclosures starting on page 67, in risk factors on pages 19 and 23, and in Note 2.1.1 to your financial statements beginning on page F-136. Please provide us proposed disclosure to be included in future periodic reports here or elsewhere in MD&A to expand on the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

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R:     As noted by the Staff, we have included in our 2012 Form 20-F specific disclosures on the current low interest rate environment and market volatility, in ‘Factors affecting results of operations’ starting on page 67, ‘Risk factors’ on pages 19 and 23 and ‘Risk management’ starting on page F-136.

We note that additional information that is relevant in this context is disclosed in the section ‘Risk management’ in the Notes to the consolidated financial statements. This includes disclosures on interest rate risk management of ING Insurance Eurasia and ING Insurance US in the sections ‘Market risk’, including sensitivities of IFRS Earnings for interest rates, on pages F-197 and F-210. Furthermore, the prevailing low interest rates are reflected in ING’s reserve adequacy test, the outcome of which is disclosed in the section ‘Risk management ING Insurance – IFRS reserve adequacy test’ on page F-189.

We have disclosed in Note 22 ‘Assets by contractual maturity’ a tabular disclosure with all assets classified by remaining maturity, on page F-73.

We noted the Staff’s request to expand future disclosures on the expected effects of the prevailing low interest environment on the future financial position, results of operations and cash flows. In this respect, we confirm that we intend to:

•

include in the 2013 Form 20-F a disclosure that is similar to the disclosure on page F-136 in the 2012 Form 20-F in section ‘Risk management – Impact of low interest rate environment – Impact ING Insurance Eurasia and US’ and to update such disclosure for current circumstances at year-end 2013;

•	add to this section additional disclosures that, in line with the relevant disclosure in the recently filed registration statement of ING U.S. Inc. on Form S-4, includes substantially the following:

“A continuation of the current low interest rate environment would also negatively affect our financial performance. For example, should new money investment rates remain at approximately the same level observed over 2013, we estimate that would reduce our current operating result by …% in each of 2014, 2015 and 2016, in each case as compared to our current projections for such year. This estimated reduction in operating earnings primarily reflects lower investment income, as we invest new premiums and reinvest proceeds from maturing investments at rates lower than the yield on our current investment portfolio, and, in certain businesses, higher amortisation of DAC/VOBA. We believe reduced rates in the insurance policies offset the lower investment income, but such reductions would only be partially effective due to the presence of fixed or minimum rates on many of our products. Under this scenario, we do not currently expect that our reserve adequacy testing will result in charges to the profit and loss account. These estimates do not assume any changes to other assumptions and do not reflect significant management actions, other than reductions to the rates in our policies where relevant.”

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Notes to consolidated financial statements

Note 44. Underwriting Expenditure, page F-109

3.	The expenditure from life underwriting line item ‘change in life insurance provisions’ decreased EUR 4.5 billion in 2012 from 2011. However your disclosure referring to the change only represents a small portion of the change. Please provide us revised disclosure to be provided in future periodic reports that discusses the reasons for the decrease.

R:     The decrease of EUR 4.5 billion in ‘Underwriting expenditure – Change in life insurance provisions’ in 2012 results mainly from changes in the market-consistent assumptions for certain insurance contracts (as disclosed on pages F-108 and F-110 of the 2012 Form 20-F) and an increase in ‘Gross benefits’ as disclosed on page F-110.

We have noted the Staff’s comment and will include in the 2013 Form 20-F in Note 44 ‘Underwriting expenditure’ substantially the following disclosure:

“The decrease from 2011 to 2012 in ‘Change in life insurance provisions’ of approximately EUR 4.5 billion results mainly from market-related changes and increases in Gross benefits.

As set out in the section ‘Principles of valuation and determination of results – Insurance, investment and reinsurance contracts’, ING applies, for certain specific products or components thereof, the option in IFRS 4 to measure (components of) the provisions for liabilities under insurance contracts using market-consistent interest rates and other current estimates and assumptions. This relates mainly to Guaranteed Minimum Withdrawal Benefits for Life on the Insurance US Closed Block VA book and certain guarantees embedded in insurance contracts in Japan. The impact of these market-consistent assumptions is reflected in ‘Underwriting expenditure – Change in life insurance provisions’.

This impact is largely offset by the impact of related hedging derivatives. As disclosed in Note 41 ‘Valuation results on Non-trading derivatives’, the valuation results on non-trading derivatives include the fair value movements on derivatives used to economically hedge exposures, but for which no hedge accounting is applied. For insurance operations, these derivatives hedge exposures in Insurance contract liabilities. The fair value movements on the derivatives are influenced by changes in the market conditions, such as stock prices, interest rates and currency exchange rates. The change in fair value of the derivatives is largely offset by changes in Insurance contract liabilities, which are included in Underwriting expenditure. The change in these valuation results in 2012 compared to 2011 contributed approximately EUR 2.6 billion to the decrease in ‘Change in life insurance provisions’.

Furthermore, the ‘Change in life insurance provision’ in 2012 includes a larger release from Insurance provisions compared to 2011 following an increase in benefit payments. Underwriting expenditure – Gross benefits’ increased by EUR 2.2 billion in 2012 compared to 2011, which is largely offset by lower ‘Changes in life insurance provisions’.

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In 2012, ‘Change in life insurance provisions’ also includes an amount related to variable annuity assumption changes in the United States of approximately EUR -104 million. This charge relates to lapse-rate assumption refinements following an annual review of policyholder behavior assumptions.”

Furthermore, we intend to include in the 2013 Form 20-F, to the extent relevant, a substantially similar disclosure for any significant change in ‘Underwriting expenditure – Change in life insurance provisions’ in 2013 compared to 2012.

Note 49. Taxation, page F-116

4.	You disclose that the 2012 tax charge in the Netherlands decreased to EUR -633 million due to lower profits that were non-taxable due to tax exempt divestments. Please provide us revised disclosure to be provided in future periodic reports that discusses the composition of these ‘tax exempt divestments.’

R:     Page F-116 of the 2012 Form 20-F includes the following disclosure:

“The tax charge in the Netherlands decreased with EUR 741 million to EUR -633 million in 2012 (2011: EUR 108 million), due to lower profits. A significant part of the profit in the Netherlands was non-taxable due to tax exempt divestments.”

We have noted the Staff’s comments and will expand this disclosure in the 2013 Form 20-F substantially as follows:

“The tax charge in the Netherlands decreased with EUR 741 million to EUR -633 million (2011: EUR 108 million), due to lower profits. A significant part of the profit in the Netherlands was non-taxable due to tax-exempt divestments. This tax-exempt profit on divestments included mainly the results on the following transactions:

•	ING Direct Canada (transaction gain EUR 1,124 million);

•	ING Direct USA (transaction gain EUR 743 million) and the related sale of shares in Capital One (transaction gain EUR 323 million); and

•	ING Insurance Malaysia (transaction gain EUR 745 million).

The total transaction gain on these divestments of EUR 2,935 million contributed approximately EUR 730 million to the decrease of EUR 741 million in the tax charge in the Netherlands.”

Furthermore, we intend to include in the 2013 Form 20-F, to the extent relevant, a substantially similar disclosure for significant tax-exempt divestment transactions in 2013.

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